As filed with the Securities and Exchange Commission on August 19, 200 8	OMB APPROVAL
Registration No. 333-152572	OMB Number: 3235-0336 Expires March 31, 2008 Estimated average burden hours per response 1312.9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     ☒

PRE-EFFECTIVE AMENDMENT NO.   1        ☒

POST-EFFECTIVE AMENDMENT NO. __     ☐

OPPENHEIMER RISING DIVIDENDS FUND, INC.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

(Exact Name of Registrant as Specified in Charter)

6803 South Tucson Way, Centennial, Colorado 80112-3924

[GRAPHIC OMITTED][GRAPHIC OMITTED]

(Address of Principal Executive Offices)

303-768-3200

[GRAPHIC OMITTED][GRAPHIC OMITTED]

(Registrant's Area Code and Telephone Number)

Robert G. Zack, Esq.
Executive Vice President & General Counsel
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, New York 10148
(212) 323-0250

[GRAPHIC OMITTED][GRAPHIC OMITTED]

(Name and Address of Agent for Service)

As soon as practicable after the Registration Statement becomes effective.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

(Approximate Date of Proposed Public Offering)

Title of Securities Being Registered: Class A, Class B, Class C, and Class N shares of Oppenheimer Rising Dividends Fund, Inc.

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Parts A, B and C are incorporated herein by reference from the Registration Statement filed on July 28, 2008.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement has been signed on behalf of the registrant, in the City of New York and State of New York, on the 19th day of August, 2008.

Oppenheimer Rising Dividends Fund, Inc.

By: John V. Murphy*
---------------------------------------------

John V. Murphy, President,

Principal Executive Officer & Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures                                           Title                                                               Date

Thomas W. Courtney*                          Chairman of the                                              August 19, 2008

Thomas W. Courtney                            Board of Directors

John V. Murphy*                                   President, Principal                                         August 19, 2008

John V. Murphy                                     Executive Officer and Director

Brian W. Wixted*                                  Treasurer, Principal                                        August 19, 2008

Brian W. Wixted                                    Financial & Accounting Officer

David K. Downes*                                Director                                                          August 19, 2008

David K. Downes

Robert G. Galli*                                     Director                                                         August 19, 2008
Robert G. Galli

Lacy B. Herrmann*                                Director                                                         August 19, 2008
Lacy B. Herrmann

Brian F. Wruble*                                   Director                                                         August 19, 2008

Brian F. Wruble

*By:     /s/ Mitchell J. Lindauer

            Mitchell J. Lindauer, Attorney-in-Fact